

July 29, 2011

Via E-mail
Marc E. Chardon
Chief Executive Officer
Blackbaud, Inc.
2000 Daniel Island Drive
Charleston, South Carolina 29492

     Re: **Blackbaud, Inc.**
                Form 10-K for the fiscal year ended December 31, 2010
                Filed March 1, 2011
                Form 10-Q for the quarterly period ended March 31, 2011
                Filed May 10, 2011
                File No. 000-50600

Dear Mr. Chardon:

We have reviewed your letter dated June 15, 2011 in connection with the above-referenced filings and have the following comments. In our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments. Unless otherwise noted, where prior comments are referred to they refer to our letter dated May 20, 2011.

Form 10-K for the fiscal year ended December 31, 2010

Consolidated Financial Statements

Note 1. Organization and Significant Accounting Policies

Revenue Recognition, page F-7

1. We note your response to prior comment 5. Please clarify why you believe the contract service period is the appropriate period over which the customer benefits from the payment of the set-up fees in the hosting subscription arrangements. Explain how you

determined that the customer is expected to recover the set-up fee within the contact service period. Describe in greater detail why you have limited consistent historical data on the subscription renewals. Tell us the amount of set-up fees for each period presented. Provide us with your analysis regarding the impact of increasing the average recognition period to five years and explain how you determined the impact is not material to your financial results for the fiscal years ended in 2010, 2009 and 2008.

Compensation Discussion and Analysis (incorporated from the definitive proxy statement filed on April 29, 2011)

Employment Agreements

Messrs. Williams, Attanasi, Cumbaa and Mooney, page 38

2. We note your response to prior comment 3. Please supplementally provide us with copies of your employment agreements with Messrs. Williams, Attanasi, Cumbaa and Mooney for our review.

Form 10-Q for the quarterly period ended March 31, 2011

Consolidated Financial Statements

Note 2. Summary of Significant Accounting Policies

Unaudited Interim Financial Statements, page 5

3. We note from your disclosures that you recorded an out-of-period adjustment that increased income from operations by $0.8 million, $0.5 million net of tax, for the recognition of net revenue and related commission expense associated with subscription-based solutions for which revenue had not been properly recorded in prior periods. We further note that you have determined that the impact of this out-of-period adjustment recorded in the three months ended March 31, 2011 is immaterial to the results of operations in all applicable prior annual periods. Please provide us with your detailed analysis of how you assessed materiality as it pertains to both the annual and quarterly periods. We refer you to SAB 99 and SAB 108.

Note 3. Business combinations, page 8

4. You disclose the primary reasons for the business combination of PIDI as providing the company additional capabilities in the area of donor acquisition list analytics and enhanced database management services offerings. If true, that your acquired software represents the value attributable to these primary reasons, tell us why your allocation of

purchase price to acquired software of $1,720,000 represents only 20% of the intangibles allocation and 10% of total purchase consideration.

5. If you used the income approach in determining the fair value of the customer relationships tell us you considered the period of expected cash flows for purposes of determining the amortization period of 15 years. See ASC 350-30-35-3.

You may contact Morgan Youngwood at (202) 551-3479, if you have questions regarding comments on the financial statements and related matters. If you have any other questions, please contact Matthew Crispino, at (202) 551-3456 or Barbara Jacobs, Assistant Director at (202) 551-3730. If you require further assistance, do not hesitate to contact me at (202) 551-3730.

Sincerely,

/s/ Craig Wilson

Craig Wilson
Senior Assistant Chief Accountant